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Barbacoa

Mexican Barbecue Restaurant

5500 Troost Ave
Kansas City, MO 64110
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $15,000 invested.
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THE PITCH
Barbacoa is seeking investment to expand to a brick and mortar location for our new Mexican Barbecue concept.
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ABOUT US

Barbacoa is a new concept that Kansas City has yet to see: Traditional Mexican cuisine elevated with local barbecue cooking methods.

Barbacoa will be a full service restaurant, with bar, focusing on traditional Mexican cuisine using barbecue cooking methods
We will utilize open wood fire for almost every dish, along with slow smoking for our meats. The combination of traditional Mexican recipes with American barbecue technique is extremely flavorful and unique.
We are also excited to bring a selection of craft cocktails (both alcoholic and non-alcoholic) to elevate our chef's food. We believe food and beverage should work as a team in curating the perfect dining experience.
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MAIN
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Roman Raya, our chef and co-owner, started building his dream of opening up a restaurant in 2017 when we built a towable taco cart and started his journey in the food truck world. Roman spent the next few years working festivals, private events and tailgates making street tacos as a side hustle. He worked weekends and nights and made a name for himself and his tacos.

In 2020, when the pandemic hit, Roman connected himself with some local breweries who were able to do outdoor service to stay safe, but still continue living out his dream to build his brand. During this time, partner and co-owner Madeline Buechter, joined him. They spend the summer of 2020 working the brewery routes and hosting their own "off brand" pop up dinners. They moved away from street tacos and played with different genres of food including German, burgers, breakfast, and more traditional Mexican cuisine. These pop ups and momentum with the cart gave them the means to leave their day jobs and make Taco Tank their full time gig.

In late 2021, they left the food truck world and opened up shop inside Parlor KC, a collective food hall. Early in 2022, they opened a second location with the same concept at another restaurant collective called Iron District in North Kansas City. We added our third co-owner, Phillip Raya, and he ran the Parlor store while Madeline and Roman ran the Iron store.

Throughout 2022, our team worked extremely hard and saved as much money as possible with the idea of opening a new concept in 2023. We toured a space in an up-and-coming KC neighborhood in the fall, and we felt it was the perfect fit for our next adventure. We are wanting to raise money to make our collective dream of owning our own brick and mortar a reality. We know the concept of Mexican barbecue will be beloved in this city, and we can't wait to introduce you to the flavors we're curating.

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SIDES & STARTERS
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PRESS
Taco Tank's Owner Will Open A Mexican Barbecue Restaurant On Troost This Spring

Write-up On Chef Raya's Day in KC

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DRINKS
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THE TEAM
Madeline Buechter
Owner/Bartender

Madeline is our bar and social media manager. She comes from a background of fine dining, photography and chocolate making. She has a passion for highlighting flavor combinations and matching unlikely pairs. She will be crafting our bar program to be in harmony with our kitchen menu, creating a full dining experience.

Roman Raya, Jr.
Owner/Chef

Roman is our head chef and general manager. His Mexican-American heritage guides the recipe development and cultural vision for Barbacoa's overall dining experience. Roman has a high passion for his culture and cuisine, and it is his mission to express that to guests through food and hospitality.

Phillip Raya
Owner/Sous Chef

Phillip is our sous chef and kitchen manager. The brothers will be working closely to develop recipes and techniques that will encompass the vision of our concept. Phillip comes from many years of restaurant experience as a server, bartender, and general manager. Through his many roles he has gained knowledge and experience that well-compliments his passion for industry.

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LOCATION

Our restaurant will be in the heart of Kansas City, at 55th and Troost. This up-and-coming neighborhood is blocks away from two great universities, excellent neighborhoods, and several newly opened, thriving businesses.

A new concept Kansas City has never seen!
Among new and thriving businesses such as Blackhole Bakery and High Hopes icecream
Walking distance from great neighborhoods
Just east of the Country Club Plaza
Two miles from the expansion of the KC streetcar line
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Fixtures/Signage $2,637
Furniture $15,000
Equipment $15,000
Mainvest Compensation $2,363
Total $35,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $485,000 $533,500 $570,845 $599,387 $617,368
Cost of Goods Sold $145,500 $160,050 $171,253 $179,815 $185,209
Gross Profit $339,500 $373,450 $399,592 $419,572 $432,159

EXPENSES

Rent $37,200 $37,200 $40,800 $44,400 $46,800
Utilities $14,000 $14,500 $15,000 $15,500 $16,000
Labor Costs $170,000 $187,000 $200,090 $210,094 $216,396
Insurance $4,000 $4,080 $4,162 $4,245 $4,330
Equipment Lease $5,000 $5,200 $5,400 $5,600 $5,800
Repairs & Maintenance $2,500 $2,500 $4,000 $2,500 $5,000
Legal & Professional Fees $1,000 $1,000 $1,000 $1,000 $1,000
Operating Profit $105,800 $121,970 $129,140 $136,233 $136,833

This information is provided by Barbacoa. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $35,000
Maximum Raise $60,000
Amount Invested $0
Investors 0
Investment Round Ends April 5th, 2023
Summary of Terms
Legal Business Name Barbacoa LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $15,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 2%-3.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
No operating history

Barbacoa was established in May, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Barbacoa to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Barbacoa operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Barbacoa competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Barbacoa's core business or the inability to compete successfully against the with other competitors could negatively affect Barbacoa's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Barbacoa's management or vote on and/or influence any managerial decisions regarding Barbacoa. Furthermore, if the founders or other key personnel of Barbacoa were to leave Barbacoa or become unable to work, Barbacoa (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Barbacoa and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Barbacoa is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Barbacoa might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Barbacoa is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Barbacoa

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Barbacoa's financial performance or ability to continue to operate. In the event Barbacoa ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Barbacoa nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Barbacoa will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Barbacoa is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Barbacoa will carry some insurance, Barbacoa may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Barbacoa could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Barbacoa's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Barbacoa's management will coincide: you both want Barbacoa to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Barbacoa to act conservative to make sure they are best equipped to repay the Note obligations, while Barbacoa might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Barbacoa needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Barbacoa or management), which is responsible for monitoring Barbacoa's compliance with the law. Barbacoa will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Barbacoa is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Barbacoa fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Barbacoa, and the revenue of Barbacoa can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Barbacoa to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Barbacoa. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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